Fortuna to Release First Quarter Financial Results on May 9, 2012;

Conference Call at 12 p.m. Eastern Time on May 10, 2012

Vancouver, May 3, 2012-- Fortuna Silver Mines Inc. (NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F) is pleased to announce that it will release its financial statements and MD&A for the first quarter on Wednesday, May 9, 2012.

A conference call to discuss the financial and operations results will be held on Thursday, May 10, 2012 at 9:00 a.m. Pacific / 11:00 a.m. Lima / 12:00 p.m. Eastern.  Hosting the call will be Jorge Ganoza, President and CEO and Luis Ganoza, Chief Financial Officer.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: http://www.investorcalendar.com/IC/CEPage.asp?ID=168479 or over the phone by dialing just prior to the starting time.

Conference call details:

Date:  Thursday, May 10, 2012

Time: 9:00 a.m. Pacific / 11:00 a.m. Lima / 12:00 p.m. Eastern

Dial in number (Toll Free): + 877.407.8035

Dial in number (International): + 201.689.8035

Replay number (Toll Free): + 877.660.6853

Replay number (International): + 201-612-7415

Replay Passcodes (both are required for playback):

Account #: 286

Conference ID #: 394055

Playback of the webcast will be available until August 11, 2012.  Playback of the conference call will be available until 11:59 p.m. EST on May 24, 2012.  In addition, the call will be archived in the Company’s website.

ON BEHALF OF THE COMPANY

Carlos Baca

Investor Relations Manager

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Management Head Office: Carlos Baca - Tel:  +51.1.616.6060, ext. 0

Corporate Office:  Holly Hendershot - Tel:  +1.604.484.4085 (Vancouver) / +1.647.725.0813 (Toronto)

Media Contact, North America:

Christina Pagano

Breakstone Group

Phone: 212-213-2851

Mobile:  646-382-3871

E-mail:  paganopr@aol.com

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.